April 4, 2006

Ms. Vanessa Robertson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Loews Corporation (the "Company")
Item 4.02 Form 8-K
Filed February 16, 2006
File No. 001-06541

Dear Ms. Robertson:

We refer to your letter dated February 17, 2006 and related discussions between the Staff of the Securities and Exchange Commission (the "Commission") and representatives of our 91%-owned subsidiary, CNA Financial Corporation. The Company is filing today, via EDGAR, a Form 8-K/A to amend the Form 8-K filed on February 16, 2006.

As requested in your letter, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are amending our disclosures in the Form 8-K/A filing, our amendment should not be considered an indication that we believe any disclosures in the captioned Form 8-K as filed on February 16, 2006 were inadequate in any material respect.

Very truly yours,

	By:	/s/ Gary W. Garson
Gary W. Garson
GWG/cd		Senior Vice President
Enc.		General Counsel
and Secretary